UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-05492
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nashua Corporation Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

Financial Statements and
supplemental schedule
Nashua Corporation Employees’ Savings Plan
Years Ended December 31, 2006 and 2005

Nashua Corporation Employees’ Savings Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees’ Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Manchester, New Hampshire
June 20, 2007

Nashua Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$72,681,347	$76,922,372
Interest bearing cash	71,945	73,798

Total investments	72,753,292	76,996,170

Receivables:
Employer’s contribution	34,069	13,421

Net assets available for benefits at fair value	72,787,361	77,009,591

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	130,688	176,151

Net assets available for benefits	$72,918,049	$77,185,742

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Additions
Interest and dividends	$5,671,446	$2,708,846
Net appreciation in fair value of investments	1,994,003	2,332,934

	7,665,449	5,041,780

Contributions:
Participants	2,362,797	2,568,010
Employer	860,657	856,509
Rollovers	77,997	77,040

	3,301,451	3,501,559

Total additions	10,966,900	8,543,339

Deductions
Benefits paid directly to participants	15,218,635	12,547,065
Administrative expenses	15,958	16,851

Total deductions	15,234,593	12,563,916

Net decrease	(4,267,693)	(4,020,577)

Net assets available for benefits at beginning of year	77,185,742	81,206,319

Net assets available for benefits at end of year	$72,918,049	$77,185,742

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of Nashua Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Funding
Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
On March 17, 2006, the plan was amended to change the employer contribution from 50% of the first 6% of base compensation that a participant contributes to 50% of the first 7% of base compensation that a participant contributes to the plan excluding employees under collective bargaining agreements in New Hampshire. This change was effective January 1, 2006 for employees under collective bargaining agreements in Nebraska. This change was effective April 1, 2006 for all other employees excluding employees under collective bargaining agreements in New Hampshire.
The Plan also provides that eligible employees may receive a profit sharing contribution, such amount, if any, determined by the management and approved by the Board of Directors. For both the years ended December 31, 2006 and 2005, there were no profit sharing contributions.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, plan earnings, and expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from one year to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are valued at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common/collective trust (Fidelity Managed Income Portfolio) is based upon the fair value of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value.
Investments in the Company stock fund are measured in units of participation and include shares of Company stock, short-term investments and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
The Plan invests in the Fidelity Managed Income Portfolio a common and collective trust. The Fidelity Managed Income Portfolio invests in certain guaranteed investment contracts. Accordingly, as required by FSP, investments in the accompanying Statement of Net Assets Available for Benefits presents the fair value of the Fidelity Managed Income Portfolio as well as the adjustment of the portion of the Fidelity Managed Income Portfolio related to fully-benefit-responsive investment contracts from fair value to contract value.
Administrative Expenses
Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan through a reduction of participant accounts.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2006
3. Investments
During 2006 and 2005, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation
	(Depreciation) in Fair
	Value of Investments
	2006	2005

Nashua Corporation Common Stock Fund	$179,379	$(616,170)
Shares of mutual funds	1,814,624	2,949,104

	$1,994,003	$2,332,934

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2006	2005

Fidelity Managed Income Portfolio (contract value)	$13,133,533	$15,692,442
Fidelity Magellan Fund	8,375,701	10,057,639
Fidelity Growth Company Fund	7,762,999	8,716,479
Fidelity Contrafund	7,415,785	7,635,867
Fidelity Freedom 2010 Fund	6,494,569	6,962,582
Fidelity Equity-Income Fund	5,141,426	4,398,608
Fidelity Diversified International Fund	3,774,575	—

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan
EIN: 02-0170100 Plan Number: 010
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

Fidelity Management
Trust Company:
	*Managed Income Portfolio, 13,133,533 shares	$13,133,533
	*Magellan Fund, 93,562 shares	8,375,701
	*Growth Company Fund, 111,361 shares	7,762,999
	*Contrafund, 113,739 shares	7,415,785
	*Freedom 2010 Fund, 444,225 shares	6,494,569
	*Equity-Income Fund, 87,813 shares	5,141,426
	*Diversified International Fund, 102,154 shares	3,774,575
	*Spartan U.S. Equity Index Fund, 60,056 shares	3,013,634
	Goldman Sachs Mid Cap Value Fund, 72,316 shares	2,793,556
	*U.S. Bond Index Fund, 219,461 shares	2,383,350
	Morgan Stanley Institutional Fund, Inc, - Emerging Markets Portfolio, 75,153 shares	2,172,660
	Rice Hall James Micro Cap Fund, 96,415 shares	1,952,400
	*Freedom 2020 Fund, 111,066 shares	1,724,862
	*Capital and Income Fund, 180,671 shares	1,606,163
	*Freedom 2030 Fund, 53,959 shares	864,965
	*Spartan International Index Fund, 12,193 shares	538,196
	*Freedom 2040 Fund, 33,524 shares	317,807
	*Freedom 2000 Fund, 9,226 shares	114,961
	*Freedom Income Fund, 9,153 shares	105,627
	*Fidelity Retirement Money Market Fund, 8 shares	8

		69,686,777

Common Stock Fund:
* Nashua Corporation	Nashua Corporation
	Common Stock, 121,903 shares	1,020,328
Interest Bearing Cash	Cash	71,937

		1,092,265

* Participant Loans	8.25% to 9.25%	2,104,938

		$72,883,980

*	Indicates a party-in-interest to the Plan.

SIGNATURES
NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN
Date: June 25, 2007	By	/s/ John L. Patenaude
John L. Patenaude
Vice President-Finance, Chief Financial Officer and Treasurer